September 21, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-21-11

QUATERRA ANNOUNCES APPOINTMENT OF VICE PRESIDENT AND GENERAL
MANAGER AT SUBSIDIARY SPS’s YERINGTON COPPER PROJECT

VANCOUVER, B.C.—Quaterra Resources Inc. today announced the appointment of a Vice President and General Manager at the Yerington project which is being explored for copper by its wholly-owned subsidiary, Singatse Peak Services LLC (SPS), in the Yerington Mining District, Lyon County, Nevada.

Steven Dischler, who has 30 years experience in mining and other natural resources, has joined Quaterra as Vice President and General Manager of SPS’s Yerington project. He was most recently a Strategy Manager with BP for a portfolio of legacy mines across the U.S., including Yerington. As general manager Mr. Dischler will be responsible for moving the Yerington-MacArthur copper mining complex forward towards production.

Mr. Dischler has held a variety of senior leadership positions in consulting and industry with expertise in permitting and managing major capital projects. His skills include working with regulatory agencies and diverse stakeholder groups in delivery of major projects. Mr. Dischler has been involved with the permitting and development of several major mining projects across the U.S., including the underground sulfide Crandon Mine in Wisconsin, the underground nickel copper Eagle Mine in Michigan and the open pit copper Flambeau Mine in Wisconsin.

Mr. Dischler has a B.S. degree in mining engineering from the University of Wisconsin and M.S. degree in mining engineering from the University of Arizona. He is a registered professional engineer in eight states.

“It is an exciting time to be joining the SPS team at Yerington given the unique opportunity this project has to create jobs for the local community while helping to address the environmental issues from historic mining operations at the site,” says Mr. Dischler. “I believe in this project.”

Says Quaterra President and CEO Thomas Patton: “Mr. Dischler has extensive experience in all aspects of project development including permitting, project evaluation, engineering, procurement, construction and start-up. His appointment further strengthens our management, operational and development capabilities and positions the Company to move the Yerington-MacArthur copper mining complex forward towards production as quickly as possible.”

In April 2011, Quaterra wholly-owned subsidiary, SPS, closed a transaction to purchase all the assets of Arimetco Inc., a Nevada corporation, in the Yerington Mining District of Nevada. Assets include 4.2 square miles of patented claims and fee mineral properties centered on the former Anaconda open pit copper mine containing an historic resource estimate in excess of four billion pounds of copper, and 8,600 acre feet per year of water rights. (Please see important note on historic copper resource estimates below). This property, together with 9.3 and 13.2 square miles of unpatented claims at Yerington and nearby MacArthur respectively, provides the Company with a dominant land position in the center of a prolific and expanding copper camp.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.